Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer's Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: June 23, 2014

1 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group EVENT DATE/TIME: JUNE 23, 2014 / 03:30PM GMT OVERVIEW: Co. announced that WEC and Integrys Energy Group entered into a definitive agreement that calls for WEC to acquire Integrys in combination stock and cash transaction.

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. C O R P O R A T E P A R T I C I P A N T S Gale Klappa Wisconsin Energy Corporation - Chairman & CEO Charlie Schrock Integrys Energy Group - Chariman & CEO Pat Keyes Wisconsin Energy Corporation - CFO Allen Leverett Wisconsin Energy Corporation - President & CEO Generation Group Scott Lauber Wisconsin Energy Corporation - Treasurer C O N F E R E N C E C A L L P A R T I C I P A N T S Greg Gordon ISI Group - Analyst Jonathan Arnold Deutsche Bank - Analyst Jim von Riesemann CRT Capital Group - Analyst Kit Konolige BGC Partners - Analyst Paul Patterson Glenrock Associates - Analyst Paul Ridzon KeyBanc Capital Markets - Analyst Michael Lapides Goldman Sachs - Analyst Brian Russo Ladenburg Thalmann & Company Inc. - Analyst P R E S E N T A T I O N Editor Colleen F. Henderson, CFA Good morning, ladies and gentlemen. Thank you for joining us. This conference call is being recorded for rebroadcast, and all participants are in a listen-only mode at this time. Before the conference call begins, I will read the forward-looking language. All statements in this presentation, other than historical facts, are forward-looking statements that involve risks and uncertainties, which are subject to change at any time. Such statements are based on management's expectations at the time they are made. In addition to the assumptions and other factors referred to in connection with the statements, factors described in the presentation posted to the Integrys and Wisconsin Energy websites, as well as those described in each Company's latest Form 10-K and subsequent reports they file with the Securities and Exchange Commission, could cause actual results to differ materially from those contemplated. After the presentation, the conference will be open to analysts for questions and answers. A replay of our remarks will be available by 4:00 PM central time today. And now, it's my pleasure to introduce Mr. Gale Klappa, Chairman of the Board and Chief Executive Officer of Wisconsin Energy Corporation. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Thank you, Colleen. Good morning, everyone. We appreciate you joining us today. Let me begin by introducing the participants on today's call. And I'm pleased to be joined by Charlie Schrock, Chairman of the Board and Chief Executive of Integrys Energy Group. And also, with me today, are the senior members of the Wisconsin Energy team, Allen Leverett, President of Wisconsin Energy and CEO of our Generation Group; Pat Keyes, our Chief Financial Officer; and Susan Martin, our hard-working General Counsel.

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Well as I'm sure you've seen from our news release this morning, we announced that Wisconsin Energy and Integrys Energy Group have entered into a definitive agreement that calls for Wisconsin Energy to acquire Integrys in a combination stock and cash transaction. On our call this morning, I'll plan to discuss the strong strategic rationale for the acquisition, Charlie will highlight the benefits to the customers and shareholders of Integrys, Pat will be providing us a high-level financial summary, and then I'll walk through the expected timeline for approvals. First though, I'd really like to thank Charlie and his team, and his Board of Directors for the tremendous effort, cooperation, and professionalism they've displayed in making this transaction possible. Charlie, you've been a great partner as we worked our way through this process, and I really appreciate the friendship that we've developed. Now, ladies and gentlemen, turning to our slide presentation, as you can see on slide 5, we're now moving to slide 5, Wisconsin Energy is planning to acquire Integrys for a total consideration of $71.47 a share. Combining our two Companies will create the leading electric and natural gas utility system in the Midwest. We'll have more than 4 million customers in Wisconsin, Illinois, Michigan, and Minnesota, in fact, the combination will create the eighth largest natural gas distribution company in America. Of course, the combined Company will be larger, more diverse, and well-positioned to meet the region's future energy needs. And the strong cash flow of the combined Company will be prudently invested in new and upgraded energy infrastructure. As many of you are aware, Allen and I have used three criteria to evaluate any potential acquisition opportunity over the years that we've been at Wisconsin Energy. First, we would have to believe that an acquisition would be accretive to earnings-per-share in the first full calendar year after closing. Second, it would need to be largely credit neutral. And finally, we would have to believe that the long-term growth rate of any acquisition would be at least equal to or a standalone growth rate. I'm pleased to report that we believe this combination meets or exceeds all three criteria. We expect that the combined Company will be able to grow earnings at 5% to 7% per year, faster than either one of us is projecting on a standalone business. And importantly, more than 99% of these earnings would come from regulated businesses. Moving now a slide 6. We believe that the customers of the combined entity will benefit from the operational efficiency that comes with increased scale and geographic proximity. In addition, each of our Companies has a solid reputation for providing reliable, cost-effective service to our customers. Over time, we can enhance the operations of the seven utilities that will be part of our energy group by incorporating best practices systemwide. In addition, as many of you know, Integrys today, is the largest owner of the American Transmission Company, with a 34.1% interest. Wisconsin Energy is the second largest owner with a 26.2% interest. The combined entity will own more than a 60% share. As you may remember, ATC's 10-year plan calls for investing between $3 billion and $3.6 billion to bolster electric reliability across the region. It's a solid plan, and we welcome the opportunity to increase our commitment. As I indicated earlier, we also project that the acquisition will be accretive to our earnings-per-share in the first full calendar year of operation. The overall earnings growth rate of the combined Company is forecasted again to be better than either Company on a standalone basis. Our long-term EPS growth rate is projected to move from 4% to 6% annually today, to 5% to 7% annually. And importantly, we expect the combined Company will maintain its historic levels of community involvement and charitable contributions. We will continue to be active citizens wherever we serve. Moving now to slide 7 on your deck. Slide 7 provides a snapshot of what the combined Company would look like. $15 billion in market cap. More than 4.3 million customers over four states. 1.5 million electric customers, and approximately 2.8 million gas customers. 71,000 miles of electric distribution lines, and more than 44,000 miles of gas transmission and distribution lines. And in 2015, an estimated rate base of $16.8 billion. Slide 8, if you want to move to slide 8, it gives you an idea of how the combined Company would compare to others in our industry. Moving to the next slide, slide 9. Slide 9 summarizes the key transaction components.

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Our corporate headquarters would be located in Metropolitan Milwaukee, with operating headquarters in Green Bay, Chicago, and Milwaukee. Turning to the leadership of the combined Company, I will become the Chairman and CEO, and the other senior leadership roles will be filled by the current senior officers of Wisconsin Energy. Charlie will remain in his current role with Integrys, until the closing of the transaction. The combined Company's Board of Directors will consist of the current Wisconsin Energy Board, plus three members from the current Integrys Board. At closing, the holding company will change its name to WEC Energy Group Incorporated. That will reflect our broader geographic presence. The Company stock ticker will continue to be WEC. And now, I'm pleased to turn the call over for Charlie for his thoughts and insights. Charlie? Charlie Schrock - Integrys Energy Group - Chariman & CEO Thank you, Gale. First, let me return the compliment, and thank you and your team for your efforts and collaboration with our Integrys team to make this transaction possible. This is a great day for Integrys shareholders, employees, and customers, and the communities we support. We're excited to join the Wisconsin Energy team, and combine the great strengths of our respective organizations to make and even stronger Company. Wisconsin Energy's demonstrated commitment to reliability, customer satisfaction, safety, and environmental stewardship is evident. In fact, Wisconsin Energy is consistently ranked as one of the best companies in the nation for reliability and customer satisfaction. I note this, because that commitment to reliability, customer satisfaction, safety and environment is consistent with Integrys Energy Group's values, which makes Wisconsin Energy an ideal partner for Integrys. This combination is compelling for our shareholders in a number of ways. Our shareholders will receive an attractive premium for their investment, and will also benefit from the opportunity to participate in the upside of the combination, including future value creation and a growing dividend program. And Wisconsin Energy's commitment to maintain the substantial investment that we have planned in our service areas, will help us build on our strong track record for quality. Wisconsin Energy's strong cash flow and the complementary nature of our respective cultures, should each facilitate long-term sustained growth for the combined Company. Finally, as Gale indicated, both Integrys and Wisconsin Energy will remain actively and involved in supporting the communities that we serve. I'd also like to point out that today, Integrys announced that it is in the late stages of a competitive process to sell the retail supply business that is part of our Integrys Energy Services subsidiary. Integrys Energy Services has been an important part of our historical growth, and remains a visible, effective, and efficient retail marketing company. Our in Integrys Energy Services team has done a terrific job, and has a superb reputation in the industry. But as our strategy evolved towards a more regulated, lowerrisk business profile, we realize that Integrys Energy Services would be a better fit under a different owner. I should also note that the solar generation business, which is currently part of Integrys Energy Services, is not part of this sale. In summary, let me repeat that this is a tremendous opportunity for Integrys. Wisconsin Energy is uniquely positioned to create value by combining with Integrys, and I am confident that the new combined Company has a tremendous future. Gale, back to you. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Charlie, thank you very much. We really look forward to working with you and your team. And now, we'll ask Pat Keyes, our Chief Financial Officer, to cover the specific terms of the transaction. Pat? Pat Keyes - Wisconsin Energy Corporation - CFO

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Thank you, Gale. Turning now to slide 15, you will find a summary of the financial terms. Wisconsin Energy has offered to purchase each Integrys share for $18.58 in cash, and 1.128 Wisconsin Energy shares. The exchange ratio of 1.128 is fixed. However, based on Friday's closing price, this would equate to $71.47 per share. A 17.3% premium to the spot price as of June 20th, and a 22.8% premium to the volume weighted average sale price over the past 30 trading days. The total transaction value is expected to be $9.1 billion, consisting of $5.8 billion for Integrys' equity, and $3.3 billion of assumed Integrys debt. 74% of the equity purchase will be funded with Wisconsin Energy stock through a share exchange. The remaining 26% will be funded with cash that we will raise by issuing $1.5 billion of acquisition debt. No further financing for the transaction is required, and, following transaction approval, we still expect to be cash flow positive on an annual basis. We expect this transaction to be largely credit neutral, meeting one of our important criteria. Continuing now to slide 16, you may recall that the Wisconsin Energy Board authorized us to repurchase up to $300 million of Wisconsin Energy common stock from 2014 through 2017. With today's announcement, we are terminating our share repurchase program. The Integrys transaction will allow us to use our strong cash flow for regulated investments. The proposed dividend policy of the combined Company, will be designed to keep Integrys' shareholders neutral initially, after taking into consideration both the stock and cash they will receive. In the period before closing, Wisconsin Energy plans to continue its current dividend policy, which calls for a 7% to 8% annual increase in the dividend. At closing, we would expect a further dividend increase for the Wisconsin Energy shareholders to reflect the dividend policy of the combined Company. In future years, the projected payout target for the combined Company will be 65% to 70% of earnings. The dividend policy of the combined Company, is expected to be accretive to all shareholders in future years. I would also point out, that the total consideration for the regulated business is 1.55 times the projected rate base in 2015. If you would like more detail on this calculation, please see slide 26 in the appendix. As Gale mentioned earlier, we project that the EPS growth rate for the combined Company will be 5% to 7% annually. Let me provide a bit of color on this. Those of you have followed Wisconsin Energy will recognize slide 17. Our rate base and power the future investment at the end of 2013. Our $10 billion of combined investment was comprised of $6.6 billion in the utilities, $2.7 billion of book value in power the future, and approximately $700 million of rate base equivalent in the ATC. We are forecasting ongoing capital investment of about $700 million per year in the utilities. Let's fast-forward now to the combined Company at the end of 2015 as shown on slide 18. Rate-base investment is forecasted to be $16.8 billion, with $12.1 billion in the utilities, $2.8 billion of book value in power the future, and $1.9 billion in the ATC. For the years ahead, we estimate over $1.4 billion in annual capital investment in the utilities. In summary, we will see a 70% increase in the regulated rate base, and double the annual capital spending. And with that, I will turn things back to Gale. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Pat, thank you very much, and now onto the approval timeline. The proposed timeline for approvals is covered in your slide deck on slide 20. As you'll see there, we plan to make the required regulatory filings during July and early August, and we would hope to close the transaction next Summer. In addition, both Companies will be seeking shareholder approval later this year. So in conclusion, ladies and gentlemen, we believe this combination will create the premier regulated utility system in the Midwest, with superior service and competitive pricing for years to come. The benefits to all of our stakeholders from the customers and communities we serve, to the people we employ, to the shareholders that count on us to create value, are clear, achievable, and compelling.

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. And with that, we'll be happy to open it up to your questions. Q U E S T I O N A N D A N S W E R Operator And now, we would like to take your questions. (Operator Instructions) Your first question comes from the line of Greg Gordon with ISI Group. Please go ahead with your question. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Hello, Greg. Greg Gordon - ISI Group - Analyst Thanks. Congratulations to both sides. It seems like the deal makes a lot of common sense. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We think so too, thank you, Greg. Greg Gordon - ISI Group - Analyst A couple of questions. Is it fair to say, just looking at the math, and I don't -- I've never -- I don't cover Integrys, so I'm a little bit behind the eight ball versus someone who has a detailed model -- but it seems to me that the excess cash flow you guys generate on the WEC side would be more than adequate to meet the funding gap that Integrys might have been facing prospectively on their side, and thus, the company going forward would still continue not to need common equity to fund its -- over what the doubling of its capital expenditures? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Greg, your pretty good with math. Our belief, and Charlie and I have looked at this in great detail with our teams. Given the transaction price, given the asset sales that Integrys is currently undertaking, and given the extensive capital improvement program that's going to be needed and is underway, particularly in the Chicago area, the answer is yes. We see very significant rate base growth and needed infrastructure, and no additional equity. Greg Gordon - ISI Group - Analyst Great. So when you look at the balance sheet of Integrys, when you look at their debt load, and maybe at the parent debt they just issued what looks to be a little bit of a pricey piece of convertible debt last year. Is one of the ways that you bump up the growth rate here, is there an opportunity to lower the cost of debt on the Integrys side once you've merged the balance sheets? And can you talk about other ways that, outside of assuming higher authorized returns on equity, you're going to generate better results, whether it's optimizing corporate overheads or other things we might be missing? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Let me first say, Greg, emphatically, that we did not base this transaction on synergies. And when you look at -- and certainly over time, as we've shared best practices across the seven utilities in the group, we'll find some additional efficiencies, and those additional efficiencies will help us hold down the trajectory of rate increases. There's no question about that. But I want to be really clear up front, when Charlie and I worked to put this deal together, it was not based on any specific synergies, particularly in the early years. But when you look at the combination, when you look at our free cash flow, when you look at the rate base growth, and when you look at just assuming normal returns on equity, this is accretive. And we think the combined Company, as I mentioned, can grow at 5% to 7% annually. Charlie? Charlie Schrock - Integrys Energy Group - Chariman & CEO Gale, I agree with everything you've said. Our view is exactly spot on with what you've said. With the sales that we're having, your cash flow, it looks like we shouldn't need any equity. Greg Gordon - ISI Group - Analyst Great. Thank you guys. Take care. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO You're welcome. Thanks, Greg. Operator Your next question comes from the line of Jonathan Arnold with Deutsche Bank. Please go ahead with your question. Charlie Schrock - Integrys Energy Group - Chariman & CEO Hello, Jonathan. Jonathan Arnold - Deutsche Bank - Analyst Morning, guys, Can I just clarify on, Gale, you just made the statement that the deal was not premised on any synergies? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO That is correct. Jonathan Arnold - Deutsche Bank - Analyst In terms of your pricing of it. But in your 5% to 7% on net forward growth assumption, does that include some -- an assumption around synergies, or is that more just investment driving growth? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO It's really very much, Jonathan, the latter. It's prudent investment with the cash that's being generated, being put back into needed energy infrastructure in the region. So it's really rate base growth.

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Jonathan Arnold - Deutsche Bank - Analyst Okay. So there's no -- in that would you say that if you are able to extract synergies, it pushes you more to the high-end, or does it push you above the high-end? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Well, let me first remind everyone that in Wisconsin, we have a two-year rate cycle with forward-looking test years. So over time, as we find efficiencies, share best practices, we'll certainly -- that will all be reflected in our future forward test year filings. And so that will really benefit customers over time. But really what's driving this and what's at the heart of what I think is really a strong well-founded transaction here, is basically the cash being reinvested in the business for rate base growth that's very much needed. Jonathan Arnold - Deutsche Bank - Analyst Okay. Thank you. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO You're welcome. Jonathan Arnold - Deutsche Bank - Analyst And then on the -- you made a statement and I think it was, it might have been Pat that said this, that you expect to be cash flow positive on an annual basis. Was that a Wisconsin standalone statement, or was that a bit of merged entity statement? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO That was a merged entity global statement. Jonathan Arnold - Deutsche Bank - Analyst So if you're going to be cash -- despite all of what you've just described, you're still going to be cash flow positive? Should we anticipate that it some point an element of buybacks comes back into the overall equation? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO First things first, Jonathan. And obviously, we want to focus very much on working through the approval process, and getting off to a very strong start with the combined Company, and we will see. There are very significant infrastructure needs in our region, so we will see. But yes, our financial analysis, which we've done in depth, would indicate that even after the combination, we will still have positive free cash. Jonathan Arnold - Deutsche Bank - Analyst And can ask one -- you bring up the approval process. Can you just give us a little synopsis of the critical part, where you would expect to be moving first and the like? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Actually, we will move on all fronts almost simultaneously. Approvals will be needed, we believe, in four states, the four states that we're talking about, Wisconsin, Illinois, Michigan and perhaps Minnesota. And of course we will need Federal Energy Regulatory Commission approval, the normal Hart-Scott-Rodino and DOJ approval. And I understand, because we both operate for our internal business purposes, telecommunications facilities, we'll have to apply to the FCC for approval as well. But we'll be doing that on all fronts. And then more specifically on the timeline, Michigan has a statute where the Michigan Commission is required to vote on a transaction of this nature within 12 months. I think Illinois is 11 months, post the filing. And Charlie is shaking his head up and down. Minnesota has no defined requirement, but they've been quite responsive to these in terms of timeframe. Wisconsin has no defined requirement in terms of timeline for vote, but I think given the strong fundamental strategic reason for this combination that we will get a swift and complete look at this in Wisconsin as well. So again, as I said in the script, we would hope to have closure on all the approvals, and complete the transaction next Summer. Jonathan Arnold - Deutsche Bank - Analyst Great. Thank you very much. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO You're welcome, Jonathan. Operator Your next question comes from the line of Jim von Riesemann with CRT Capital. Please go ahead with your question. Jim von Riesemann - CRT Capital Group - Analyst Good afternoon, everyone. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Afternoon, how are you doing? Jim von Riesemann - CRT Capital Group - Analyst I'm well, thanks. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Good. Jim von Riesemann - CRT Capital Group - Analyst Busy Monday. Question for you, I'm having a little problems with some of the math. So I get how you're coming up to the 5% to 7%, but if I look at you on a standalone basis, this is Wisconsin now, with 4% to 6% earnings growth and 7% to 8% dividend growth, I got a total return proposition of 11% to 14%. Can you refresh my memory as to what you were saying about dividend language, the language around the dividend post the step up, and how you expect to grow that dividend?

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Yes, we'll be happy to do that, and let's kind of take it in steps. The basic concept here is that, obviously, the actual dividend level for Integrys per share is higher than the actual dividend level, forget about payout ratios and stuff, I'm just talking about the dividend level per share. The actual dividend level for Integrys is higher than today's dividend level for Wisconsin Energy. So when Charlie and I worked on this and when our teams worked on this, we've basically come up with a structure that says, okay, our plan, taking into account the stock and cash consideration, would be to make sure that the Integrys shareholders initially on day one are neutral in terms of the dividend that they will receive. And, we want to continue our 7% to 8% annual dividend growth in the interim period for Wisconsin Energy shareholders between now and closing of the transaction. Then, to get parity for both groups of shareholders who will become shareholders of the combined entity, that will require another dividend bump for Wisconsin Energy shareholders at time of closing. And then post, post the closing, we think this combination will be accretive from a dividend standpoint for all of our stockholders. And what we've done, because I know this is a little complicated, what we've done is we've prepared an illustrative example of all of this. It's in the appendix, Jim, on page 25. Jim von Riesemann - CRT Capital Group - Analyst No, I get the whole dividend parity issue. What I don't get is what the growth rate is going to be going forward. Because if we calculate, call it post merger earningsper- share power for the combined Company of roughly $2.95 or call it $0.10 from above where the Street is currently, how -- with the dividend step up for Wisconsin to $1.78, you're talking a 60% payout ratio, yet you're targeting a 65% to 70% payout ratio in the longer term. So I'm trying to understand what the dividend growth is on a post step up a basis will be for the combined Company. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Okay. That's a good question, Jim, let me try to answer that in two pieces. And then if Pat or Allen would like to chime in, we'll be happy to have them do so. My view would be this, that we've announced we expect the dividend payout ratio, our goal would be to get to 65% to 70% of earnings for the combined Company. That is the payout ratio goal for Integrys today. So for the combined Company, and we were headed there as you know, we've said we wanted to get standalone at Wisconsin Energy to a 65% to 70% payout ratio. So goal number one, is to get to the 65% to 70% payout ratio. That will require some significant dividend increases to get there, which we're happy to provide. And then after that, I would assume that dividend growth would basically mirror earnings-per-share growth. Jim von Riesemann - CRT Capital Group - Analyst How long do you think it's going to take to hit that step up to 65% to 70%? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Not very long. Jim von Riesemann - CRT Capital Group - Analyst Okay. Second question is, this recent NU decision on ROE, how is ATC exposed to that? Both I guess on a combined basis and a standalone, where does that take your earnings power for each of the Companies? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. I'm glad you asked that question. And we've taken a good look at that, I think you'll be pleased by the answer, and Allen has the specifics. Allen Leverett - Wisconsin Energy Corporation - President & CEO Generation Group Jim, I've heard two different numbers that the FERC was looking at on ROE. But just for reference, of course, ATC's current return on equity, allowed return on equity is 12.2%. So at the 11.74% number that I heard for one book end from FERC, that would only amount to about just over $0.01 a share of downside for the combined entity. The other sort of book end that I'd heard from FERC was 10.57% ROE. And, Jim, that would be about $0.04 a share of downside for the combined entity. So hopefully, that gives you a sense for at least how the combined entity might move based upon the ultimate outcome at FERC. Jim von Riesemann - CRT Capital Group - Analyst Okay, that does. That helps considerably, appreciate it. Thanks, guys. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO You're welcome. Good questions, Jim. Operator Your next question comes from line of Kit Konolige with BGC Financial. Please go ahead with your question. Kit Konolige - BGC Partners - Analyst Good morning, guys, congratulations to both sides. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Thank you, Kit, we appreciate it. Kit Konolige - BGC Partners - Analyst Question on the financing of the transaction, where does the cash come from that you'll be using for the as partial payment for the shares of Integrys? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We'll ask Pat give you the specifics, but a couple of points. If you recall, the standalone we're projecting over the next five years, about $500 million of free cash after the dividend policy was fully implemented and after our share buyback program, well actually, the share buyback program was really a placeholder, so after capital spending and after our dividend policy was fully in place. So some of the cash will clearly come from our cash flow, and then we have projected a certain amount of acquisition debt. Pat? Pat Keyes - Wisconsin Energy Corporation - CFO Right, Kit, it's Pat. As you recall, I mentioned we estimate about $1.5 billion of acquisition debt. We expect to fund the cash portion of that in the capital markets prior to closing.

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Given our credit ratings and the size of the financing, we didn't think it was necessary to obtain a bridge loan facility. So we'll issue debt at the holding company prior to closing, potentially leverage commercial paper, and then we'll spread that holding company debt across multiple tranches. To be determined. Kit Konolige - BGC Partners - Analyst Do you have a rough estimate of once you rotate out of the CP, what you'd be projecting an average interest rate for that debt to be? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Given today's interest rates and even assuming maybe a little tick-up in interest rates over the period here before closing, our best estimate, and this is based on feedback from the bankers, is south of 4%. Kit Konolige - BGC Partners - Analyst Okay. So is it, I'm trying to ask this question, obviously, there are good reasons to invest in on both sides of the future company, and there's potential growth there. But how much of the low interest rate -- how much did the low interest rate environment contribute to getting this deal over the finish line? I'm assuming that the two CEOs and others have probably talked in the past, and not done a deal. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO I'm not sure Charlie and I ever talked in the past. (laughter) Kit Konolige - BGC Partners - Analyst Then the question is, how much did the current environment spur the phone call? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO From our standpoint, the absolute level of interest rates was not a key driver here. The lower interest rates obviously is helpful, but I come back to the three criteria that we've used and that, Kit, you've heard us say 1,000 times over the last decade. Did this combination meet the three criteria? And if it did, on paper, it clearly did when we looked at it. But then, the real driver was, okay, we can meet our three criteria, which we think really does create shareholder value. But in the long run, does this combination really make strategic sense, and will it benefit the groups that we've talked about? The customers, the employees, would this really be a combined Company that can be an industry star? And when I looked at it, and I'll ask Charlie to comment, the more we looked at this beyond the three criteria, actually the more excited I got. Charlie? Charlie Schrock - Integrys Energy Group - Chariman & CEO Well, Gale, I agree with you. Integrys' standalone plan had an excellent investment profile. We were projecting a rate or we are projecting rate base growth of about 35% over the next three years. And we have solid approved investment opportunities for several years beyond that. So our standalone plan was great. But when we looked at the combination, it was even better in terms of value creation for shareholders. And as you've said, looking at the benefits for communities, for customers and their employees, so it just makes a lot of sense. It's a very strong strategic rationale. Kit Konolige - BGC Partners - Analyst

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Great. One other question. At ATC, does the combined Company, the future WEC having majority ownership of ATC, does that change your ability to execute transactions there, or set strategic direction? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Kit, the first thing, obviously, if the combined Company will become 60% shareowners of ATC, and clearly, that provides more flexibility. But we want to make sure - - we've been very pleased with the collegial environment and everybody being on the same page in terms of the ATC Board, related to the investment plan. So we want to make sure that the other ATC Board members are very comfortable with this. And as we work down our way through the process here, we're going to propose some voting changes that we think will be very helpful. And, Allen, if you'd like to describe that. Allen Leverett - Wisconsin Energy Corporation - President & CEO Generation Group Sure. So, Kit, what we're going to propose, and when I say propose, what we'll propose to the FERC when we do our Section 203 filing, and just at a high level, we'd propose the following. That the combined Company would vote without limitation the roughly 34% interest in ATC that Integrys currently holds. And then, what we would do is agree to vote the 26% that Wisconsin Energy holds in the same way that ATC shareholders who are not affiliated with the combined Company vote their ATC shares. So effectively, control would be distributed a bit more than it is today, but yet the combined Company would have the same [voting] interest, if you will, that Integrys has currently. Kit Konolige - BGC Partners - Analyst Right. Allen Leverett - Wisconsin Energy Corporation - President & CEO Generation Group So we'll set that out in our 203 filing that we'll make with FERC. But from an economic standpoint, as Gale and Charlie both mentioned, the combined entity would have a 60% economic interest. Kit Konolige - BGC Partners - Analyst Great. Thank you. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO You're welcome, Kit. Operator Your next question comes from the line of Paul Patterson with Glenrock Associates. Please go ahead with your question. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Morning, Paul. Paul Patterson - Glenrock Associates - Analyst

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Good morning, how are you? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We're great. How are you doing? Paul Patterson - Glenrock Associates - Analyst All right. I'm sorry if I missed this, is there a break up fee with this transaction? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO There is. And as you'll see in the merger agreement, it's basically 3% of the value. Paul Patterson - Glenrock Associates - Analyst Okay. And can you tell us if the -- can Integrys tell us if you guys were shopped around at all? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Charlie? Charlie Schrock - Integrys Energy Group - Chariman & CEO It is a good question. Actually, as we looked at it, we evaluated a number of possible I'll say logical combinations, pretty thorough analysis, and concluded that this combination had benefits for all of our constituencies, our customers, our employees, our communities, as well as creating unmatched shareholder value. So based on that, we worked with Gale and his team to reach this transaction. Paul Patterson - Glenrock Associates - Analyst I see. So you guys analyzed potential -- other potential opportunities, but you didn't necessarily ask for other people's bids or anything like that. Charlie Schrock - Integrys Energy Group - Chariman & CEO That's correct. Paul Patterson - Glenrock Associates - Analyst Okay. And then goodwill, I know you're selling the energy group. What is the goodwill associated with this transaction? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Pat, do you have that number for us? Pat Keyes - Wisconsin Energy Corporation - CFO

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. I do, Gale, I do. So, Paul, the total goodwill at the end of the day would be around $3.2 billion. That includes the $600 million-ish that is already on Integrys' balance sheet, and about $400 million that's already on ours. So the new goodwill, if you will, is around $2.2 billion. Paul Patterson - Glenrock Associates - Analyst Okay. Thanks so much. Congratulations. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Thank you. Operator Your next question comes from the line from Paul Rizdon with KeyBanc. Please go ahead with your question. Paul Ridzon - KeyBanc Capital Markets - Analyst Congratulations again. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Thank you. Paul Ridzon - KeyBanc Capital Markets - Analyst So I just wanted to make sure I understand the dividend parity. That statement basically assumes that TEG shareholders take the cash and buy Wisconsin stock? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO That is correct. Paul Ridzon - KeyBanc Capital Markets - Analyst Okay. And then the 5% to 7% step up from 4% to 6% growth is a function of its higher return proposition to invest in TEG rate base than buy back Wisconsin shares? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO That's a very good analysis. You are absolutely are correct. And as Charlie mentioned, the Integrys plan for infrastructure that's really needed, is very strong. And Integrys has committed to carrying out that investment plan. So really, when you do the math, investing our free cash flow to help fund the Integrys capital spending plan does provide a better shareholder return than a share buyback for us right now. And, Charlie, if you would just mention, because some of the folks on the call may not be totally familiar with the main replacement program, and the rate rider that's been established in Illinois. It's a very, very solid effort to upgrade the natural gas distribution infrastructure in Chicago. Charlie? Charlie Schrock - Integrys Energy Group - Chariman & CEO

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Well, Gale, thanks for bringing that out. So maybe I'll step to a couple of the major components of our Integrys infrastructure investment plans. The big one that we talk about is the main replacement of the natural gas pipe in Chicago. We still have about 1,600 miles to 1,700 miles of pipe to be replaced. And in order to ensure that we had a reasonable return on and of our investment there, we worked with the legislature in Illinois last year and had a rider passed. So that the rider allows us to very quickly start collecting on the investment that we're making in Illinois. And that is legislative, so it's very sound in that respect. In Wisconsin, we have a couple of major projects. We are installing some environmental retrofits at our Weston 3 power plant that has all been approved, and we are also investing in improving the infrastructure in northern Wisconsin in terms of undergroundlines, adding technology. Again, another pretty significant investment also approved by the regulators. So that's a little bit around how our investment plan looks. Very solid, very helpful for our customers, well received by the regulators, and actually underway. Paul Ridzon - KeyBanc Capital Markets - Analyst Thank you. And you indicated that this transaction is dividend accretive to Wisconsin shareholders. Is that because you're now -- once you hit your target payout, you're growing faster, so it's -- and if you're going to grow the dividend line with earnings, it's now 5% to 7% versus 4% to 6%? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Again, once we hit that 65% to 70% payout ratio target, you're absolutely correct. That's the right way to look at it, and that's how we're looking at it. Paul Ridzon - KeyBanc Capital Markets - Analyst It may be very early to think about this, but if you're going to own 60% of ATC, what are some of the strategic options you could do with that as far as maybe a spin or something? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Again, it's very early days. And right now, we are very, very pleased with the progress at ATC. And so yes. Certainly, this down the road provides additional flexibility potentially, but right now we're very focused on providing the right information to get the regulatory filings under way, and gain quick approval for this great transaction. Paul Ridzon - KeyBanc Capital Markets - Analyst So at the end of the day, this deal looks a lot like the NU Northstar NST transaction, where you had a company that had diminishing growth, but strong cash flow is marrying someone who's got great investment opportunities, but not great cash flows. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Yes. I think the only thing I would say there, is Charlie is a lot better looking than Chuck Shivery. (laughter) Charlie Schrock - Integrys Energy Group - Chariman & CEO No comment. Paul Ridzon - KeyBanc Capital Markets - Analyst

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Okay, guys. Thank you very much. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO You're welcome. Operator You next question comes from the line of Michael Lapides with Goldman Sachs. Please go ahead with your question. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We're getting punchy here, Michael. Michael Lapides - Goldman Sachs - Analyst I know. You guys got to be careful when you start talking about the attractiveness -- the physical attractiveness of fellow CEOs in the business. It's going off the deep fast, guys. Fast. Handful of ones, one or two of these may be actually Pat oriented. Cash tax position of the combined entity? In terms of, WEC is not -- on a standalone basis WEC is not much of a cash taxpayer. Where did TEG stand, and what does this look like on a pro forma basis, post deal? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We want Scott Lauber to take a shot at this. He's our Treasurer. Scott Lauber - Wisconsin Energy Corporation - Treasurer There's still -- you'll still be starting to pay cash taxes in 2015 for both entities. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO I don't know if you heard that, Michael. Michael Lapides - Goldman Sachs - Analyst Yes, I heard that. So in other words, we should assume you're largely statutory taxes and cash taxes are starting to converge in 2015, 2016? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Yes, I think that's a really good assumption, Michael. Michael Lapides - Goldman Sachs - Analyst

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Gale, when you did the review, when you and your team did a review of the various subsidiaries within Integrys, which of the regulated businesses within Integrys did you think the greatest opportunities were to bridge the gap between authorized and realized returns? And what are your plans for actually doing that? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Let me just answer the question this way. As Charlie and I have talked and as the teams have reviewed Integrys' plan, my sense was that Charlie and his team were well along the way already to narrowing that gap, and completely closing that gap. We were very comfortable. And again, we had significant management presentations from both sides, and then some more in-depth meetings on various topics. But really, we were very comfortable with the actions and plans that Charlie's team have in place to accomplish exactly what you're talking about. Michael Lapides - Goldman Sachs - Analyst Okay. So, all right. One other question, when we look at Integrys, what is the level of holding company O&M expenses that aren't necessarily allocated out to one of the subsidiaries? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Charlie, I'm not sure I know that number. Charlie Schrock - Integrys Energy Group - Chariman & CEO And I think I can only do it rough justice based on my recollection. I want to say that number is a little shy -- and I'm going to look at Steve here, excuse me a second. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We might have to get back to you on that. My sense is the lion's share of the holding company costs at Integrys are allocated. But Steve Eschbach is here, the Investor Relations Director, and we'll be happy to get back with you. Michael Lapides - Goldman Sachs - Analyst Got it. Okay, that's all for me, guys. Thank you very much, and congrats on today's announcement. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Thank you, Michael. Operator You next question comes from the line of Brian Russo with Ladenburg. Please go ahead with your question. Brian Russo - Ladenburg Thalmann & Company Inc. - Analyst Good afternoon. Just real quickly, most of my questions have been asked and answered. But the non-reg business at Integrys, any financials you can provide, net income or EBITDA?

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Charlie Schrock - Integrys Energy Group - Chariman & CEO I think the best way to approach that is not so much talk about those things, but just to remind you that we are in the late stages of a process to divest that business. And though I can't give a specific date, we do expect it to close by the end of the year. So that's the status of where we're at, and I think it fits well with this transaction. Brian Russo - Ladenburg Thalmann & Company Inc. - Analyst Okay. And then the acquisition debt that's being raised at the parent, are there plans to pay that down over time, or should we assume that EPS drag at the parent remains for the foreseeable future? Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO We will certainly work on paying down the debt over time. So I would not start with an assumption that that level of debt would continue for an indefinite future. We will definitely work on reducing that level of debt going forward. Brian Russo - Ladenburg Thalmann & Company Inc. - Analyst Okay, great. Thank you. Gale Klappa - Wisconsin Energy Corporation - Chairman & CEO Terrific. All right, ladies and gentlemen, well this concludes our conference call for today. We really appreciate you participating. If your have any other questions, Colleen Henderson will be available as well Steve Eschbach in our respective Investor Relations offices. And Colleen's direct line if you don't have it is 414-221-2592. Thanks very much, everybody. Take care. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forwardlooking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. © 2014 Thomson Reuters. All Rights Reserved. Cautionary Statements Regarding Forward-Looking Information This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aim", "continue", "will", "may", "would", "could" or "should" or other words of similar meaning or the negative thereof. There are several

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. Additional Information and Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the "SEC"), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

JUNE 23, 2014 / 03:30PM GMT, WEC - Wisconsin Energy Corp Conference Call to discuss the definitive agreement to acquire Integrys Energy Group 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.